AB Cap Fund, Inc.
                          1345 Avenue of the Americas
                            New York, New York l0105
                                 (800) 221-5672

                                                December 29, 2016

VIA EDGAR
---------

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   AB Cap Fund, Inc. ("Registrant")
      Request for Withdrawal of Registration Statement on Form N-14 File Nos. 333-213893 and 811-01716

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant's Registration Statement filed on Form N-14 (File Number 333-213893), together with all exhibits thereto (collectively, and as amended, the "Registration Statement") on September 30, 2016 under its EDGAR access codes (Accession No. 0000919574-16-015620).

The Form N-14 relates to the proposed acquisition by AB All Market Income Portfolio, a series of Registrant, of all of the assets, and assumption of all of the liabilities, of AB Conservative Wealth Strategy, a series of The AB Portfolios. The Registration Statement has not been declared effective by the Commission, and the Registrant hereby confirms that no securities were sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. No filing fee was required or paid in connection with the filing of the Form N-14.

The Registrant believes that withdrawal of the Form N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Securities and Exchange Commission accept this application for withdrawal of the Form N-14.

If you have any questions regarding the filing, please contact the undersigned at the number provided above, or Ivy Wafford Duke at Seward & Kissel LLP at 202-661-7179.

                                                Sincerely,

                                                /s/ Eric C. Freed
                                                -----------------
                                                Eric C. Freed
                                                Assistant Secretary